Mail Stop 0407

      March 2, 2005


Sam Hirji
Principal Executive Officer, President
	And Director
Henley Ventures, Inc.
830 West Pender Street, 3rd Floor
Vancouver
British Columbia, Canada
V6C 1J8

	RE:	Henley Ventures Inc.
		Registration Statement on Form SB-2
		Filed February 1, 2005
		333-122449

Dear Mr. Hirji:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2



General
1. Please update your financial statements to provide audited financial statements for the year ended December 31, 2004.
2. In your next amendment, we encourage you to provide us with three typeset copies of your registration statement so that we may verify the formatting of your prospectus. For example, it isn`t clear to us whether you have set forth the legends on the prospectus cover page in all capital letters or whether all capital letters simply indicates that you have set forth the legends in bold.

Prospectus Cover Page
3. Please do not use defined terms in the forefront of your prospectus and avoid using them throughout the rest of the prospectus. For example, remove the defined terms "(the `Company`)" and "Selling Security Holders" from the prospectus cover page. Avoid using these defined terms throughout the rest of the prospectus. Instead, uncapitalize "Selling Security Holders," since you are using the term for its common meaning, and use a shortened version of your company name.
4. Please limit the information on your cover page to disclosure required by Item 501 of Regulation S-B or that is otherwise key to an investment decision. In this regard, please remove the reference to the par value of your shares and the last paragraph beginning, "We have not authorized..."
5. Since you disclose your address and phone number in the prospectus summary, please remove this information from the cover page.
6. We note your disclosure in the third paragraph that "[b]efore this offering, there has been no public market for our common stock and our common stock is not currently traded on any exchange or quotation system." Please revise to simply state that there is no public market for your common stock.








Item 3. Summary Information and Risk Factors, page 1

	Henley Ventures Inc., page 1
7. Rewrite this section to state clearly and simply what you do and the current state of your business operations. In this regard, please consider the following:

* We note your disclosure that you are an "exploration stage company
.. . ."; however, later in the prospectus you state that you are in the "pre-exploration stage since we have not undertaken sufficient work on any mineral claims to identify an ore reserve of any size."
Please revise accordingly;
* Are you focusing on locating specific types of mineral deposits?
Please clarify;
* What is a claim group? Please clarify this term so that investors not familiar with your industry will be able to understand what you do;
* Please clarify that you do not own the land you reference. In this regard, please clarify your exact ownership interests. For example, under your description of property section on page 47, you state that the HV is recorded in a third party`s name and that even though you have a signed bill of sale absolute, you are exposed and might lose your interest. Please clarify your disclosure here and in the Property section. Please also consider adding a risk factor to address this issue; and
* Please relocate your explanations of proven and probable reserves to your business section.
8. Please move the paragraph regarding the absence of any revenues and very limited operations to the forefront of this section and please also disclose the following in this section:

* Your auditors have expressed substantial doubt about your ability to continue as a going concern;
* You currently have two officers that devote an immaterial amount of time to your business. In this regard, disclose that one of your officers devotes approximately 10 hours per month to your business and the other officer devotes approximately 5 hours per month;
* Whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount;
* Briefly disclose the extent of your exploration programs on the HV mineral claim group and your findings as a result of these exploration programs. Because your HV mineral claim group is past the good standing date, please update this disclosure to briefly disclose what the ramifications are of being past the good standing date.

The Offering, page 2
9. Disclose the percentage of your outstanding shares that are being offered in this offering.

Risk Factors, page 3
10. Make sure that each risk factor caption reflects the risk that you discuss in the text. Do not merely state a fact about the transaction or your business, such as "Since inception we have not made a profit . . ." (page 3) and "We will be affected by risk and hazards often associated with a company . . ." (page 5).
These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties.
Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company.
11. Please combine risk factors 17, 22 and 23 and move the risk factor to the beginning of this section. In this combined risk factor, highlight the risks associated with your officers trying to develop the company`s fledgling business and manage the reporting requirements of a public company while only working part-time. Highlight your officers` lack of past experience in managing a public mining company, including no experience as a principal accounting officer of a public company. Also, please clarify Terry Heard`s role in your company. In this regard, we note that he is listed as a director and not an officer.

Being a start-up business we will face all the challenges . . ., page
3
12. Please revise the caption and the text so that you specifically refer to the risks experienced by your company and management rather than the risks experienced by a new business in general. Please also note that issuers do not apply list their securities on the OTC Bulletin Board. Revise the disclosure to make clear that only market makers may apply with the NASD to have a company`s securities accepted for trading on the OTC Bulletin Board.

Since inception we have not made a profit . . ., page 3
13. Revise to clarify that have had no revenue to date. Reference to
having had no "profit" could imply that you have had no net profit but may have had operating revenues. Also, disclose the date of inception rather than refer to it generically so the reader can more easily evaluate your financial and operating history.  In
addition,
we note your disclosure that you "do not anticipate making a profit
for a number of years into the future."  Please briefly describe the
challenges associated with the exploration phase to the time when you
reasonably can be expected to generate revenue. If possible, quantify the number of years it could reasonably be before you are able to generate any revenue (e.g., more than 5 years, more than 10 years).

Penny stock rules may make buying or selling . . ., page 4
14. The detail you go into in this risk factor regarding the specific provisions of the penny stock rules is more appropriate in the "Description of Securities" section of your prospectus. It is too much detail for the risk factors section. In your risk factor, you should discuss the risk only. In this regard, the risk you convey is unclear. It appears that the risk is that the penny stock rules may result in fewer brokers willing to make a market in your shares. Please revise.

There is no current market for our shares . . ., page 4
If we fail to maintain market makers . . ., page 4
A stockholder may not be able to sell their shares on the terms .
..
.., page4
15. Please combine these three risk factors and disclose the requirements to trade on the OTC Bulletin Board and the anticipated timing of your quotation on the OTC Bulletin Board.

If a market develops for our shares . . ., page 4
16. We note your disclosure that "if your shares are traded on the OTCBB, our share price may be impacted by factors that are unrelated or disproportionate to our operating performance." Please disclose that even, if your stock is approved for quotation by a market maker through the over-the-counter bulletin board, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts.

No matter how much is spent on the HV and Red Bird . . ., page 5
17. Quantify how much you have spent on HV and quantify how much you plan on spending on each of HV and Red Bird in the next year.

We will be confronted with various governmental regulations . . ., page 7
18. Briefly disclose the material laws that could impact your exploration operations. Since you intend to focus your operations in
Canada, specifically discuss Canadian and/or local laws and regulations that impact the structure and operation of your business.
How have you structured your operations to comply with Canadian laws
and regulations?   Please also consider deleting your disclosure
regarding the reclamation bond since it appears that you will not reach this stage of your business in the foreseeable future.

Our independent accountants are concerned . . ., page 7
19. Please move this risk factor to the forefront of this section and delete the excerpt from the auditor`s opinion. Also, please quantify what is meant by the "adequate financing" you will need to proceed with your business plan and disclose the availability of such financing. We note your disclosure regarding the accounts payable owed to third parties. Disclose these parties and the amounts owed.
In this regard, we note that you have outstanding loans from Mr.
Hirji.

Item 5. Determination of Offering Price, page 9
20. Disclose how you valued your common stock in respect of your private placements and the stock option grant.

Item 6. Dilution, page 9
21. Because shares are being offered by the selling security holders under this prospectus, please revise to clarify that the shares are being not being offered by Henley Ventures.

Plan of Distribution, page 10
22. Delete your disclosure regarding "statutory disqualification." Is there a reason your officers and/or directors are relying on
Section 3a4-1 of the Exchange Act? Are any of your officers and/or directors going to be engaged in selling efforts on behalf of other selling shareholders?

Item 10. Directors, Executive Officers, Promoters and Control
Persons, page 13
23. Disclose the dates of Mr. Hirji`s involvement with Minera
Cortez
Resources and Falcon Oil. Briefly disclose the nature of these companies` business operations and disclose whether these companies are development stage businesses. We note that Minera Cortez changed its name and appears to be a wind energy business and Falcon Oil appears to be a development stage company. In addition, the significance and meaning of yoru statement that Mr. Hirji helped bring Minera Cortez public is unclear. Please advise or revise.

Significant Employees, page 17
24. Simply state at the beginning of this section that you have no employees.

Involvement in Certain Legal Proceedings, page 17
25. Either eliminate or substantially reduce this disclosure. If your officers and directors have not been involved in any of the enumerated legal proceedings, then you do not need to list the types of proceedings and affirmatively state that they have not been involved in any of them.


Item 12. Description of Securities, page 20

	Options, page 21
26. We note your disclosure that Mr. Heard`s options expire on September 15, 2004; however, you disclosed elsewhere that these options were granted on that date. Please correct this apparent discrepancy.

Market Information, page 21
27. Revise the disclosure to make clear that only market makers may apply with the NASD to have a company`s securities accepted for trading on the OTC Bulletin Board. Disclose the requirements to trade on the OTC Bulletin Board and the anticipated timing of your quotation on the OTC Bulletin Board. Confirm that the company has identified broker dealers who have expressed an interest in becoming market makers in the company`s securities.

Penny Stock Requirements, page 22
28. Because the selling security holders will be offering shares under this prospectus, please delete or revise your disclosure that
"[n]o shares are being offered under this Form SB-2" and "[t]here are no shares being offered to the public under this prospectus."

Item 16. Description of Business, page 25

      Sources and Availability of Supplies and Raw Materials, page
27
29. Disclose the cost of each of these supplies and materials. Requirements of Governmental Approvals and Mining Regulations, page
27
30. Briefly disclose the process of receiving "provincial approval" and the status of your efforts to receive this approval. Also, revise your disclosure that "Terry Heard is familiar with all aspects of government requirements and regulations . . .," as this statement appears to be overly broad.

Item 17. Management`s Discussion and Analysis or Plan of
Operation,
page 41

	(A) Plan of Operations, page 41
31. The discussion of your planned operations is vague. Clearly discuss your specific plan of operation for the next twelve months.
See Item 303(a) of regulation S-B.  Provide management`s
assessment
of the likelihood that these plans can be effectively implemented
and
will be successful in eliminating the uncertainty of your ability to
continue as a going concern. Clearly identify and discuss those elements that are particularly significant or critical to overcoming
your present financial difficulties.   In addition, please revise
your disclosure to include information pertaining to your plans to address operational needs outlined in the table on page 42.
Please
also include possible or planned sources of financing. Please clarify whether you will conduct any exploration activities on the Red Bird claim in the next twelve months and clarify whether the amount you indicate for exploration of the HV claims is necessary now in order to continue any further exploration activities.
32. We note your disclosure that "if we cannot raise any money or only a modest amount of money, there is a possibility our present and future shareholders, if any might lose their total investment." Disclose what you plan to do if financing is not available, particularly in light of the fact that you have had limited operations to date.

(B) Analysis of Financial Condition and Results of Operation, page
43

		Accounting and Audit, page 43
33. Please tell us if along with the preparation of the accounting records the independent book keeper prepares the financial statements.
Item 19. Certain Relationships and Related Transactions, page 48
34. Indicate the date of purchase and explain how you valued the shares provided to your officers and directors.
35. Please delete your disclosure regarding the requirements under Rule 144. In this regard, we note your disclosure that "[a]ll of the above noted shares were issued in compliance with Rule 144." Please note that Rule 144 allows for the public resale of restricted or control securities if the applicable conditions are met; however, Rule 144 would not apply to the original issuance of the shares by Henley Ventures. We also note your previous disclosure that these shares were issued under the Section 4(2) exemption.
36. We note your disclosure that "[e]xcept as indicated below, there were no material transactions . . ." We cannot locate any additional disclosure regarding material transactions below. Please revise or advise.

Item 20. Market for Common Equity and Related Shareholder Matters, page 49
37. We note your disclosure that "it is anticipated one or more broker dealers may make a market in its securities . . ." Please confirm that the company has identified broker dealers who have expressed an interest in becoming market makers in the company`s securities and revise your disclosure accordingly.

Item 22. Financial Statements

Consolidated Statement of Operations, page 55
38. Please remove the caption "Unaudited" from the heading of the first column.
39. Please mark the column representing activities from inception until September 30, 2004 as "Unaudited"
40. Provide us with the calculation of the 9 months ending
September
30, 2004 Weight Shares Outstanding Calculation.

Statement of Changes in Shareholders` Deficit, page 56
41. Please mark the line item "Balance at September 30, 2004" as "Unaudited".

1. Summary of Significant Accounting Principles , page 58
42. Please revise the footnote to disclose the status of the HV claim subsequent to January 24, 2005 and the current and legal status of the Red Bird claim. Similarly revise your discussion of the claims` status throughout your document.
43. Please tell us how you account for the Bill of Sale related to the HV and Red Bird claims.
44. We note on page 63 that you "reportedly" acquired the Red Bird Property from R.J. Billingsley. We also note that you state that "[t]wo 2-post claims supersede parts of Red Bird 1 and 2." Please tell us the risks associated with and the substance of the claims being held in the names of non-related parties. State if you have legal ownership and of each of the claims. Please address the preceding points in your response.

4. Capital Stock, page 63
45. Please tell us how management determined the share price of the each of the offerings in 2004.

5. Income Taxes, page 64
46. The table is incorrect. Please revise the reconciliation to reconcile to the statutory rate.

6. Stock Option Plan, page 64
47. Please tell us how management determined the volatility factor used in the Black-Scholes calculation.


Signatures, page 72
48. Please indicate who is signing the registration statement as your controller or principal accounting officer. Please see Form SB-
2`s
instructions for signatures.

Exhibit 5.1 - Opinion of Frank Birkholz, P.S.
49. We note that counsel has assumed payment in full of the purchase price of the shares of common stock. Because these shares have already been sold, it is unclear why counsel has made this assumption. Please advise or delete this assumption.
50. Please note that counsel may not assume the validity of the resolutions approving the issuance of the common stock in opining that the shares have been validly issued. Accordingly, please delete this assumption.
51. We note that counsel limits its opinion to the "Nevada General Corporation Law" with respect to Nevada law. Please note that the opinion may not be limited to state statutory law. Accordingly, please revise to state that this opinion is limited to applicability of the statutory provisions and also all applicable provisions of the
Nevada Constitution and reported judicial decisions interpreting these laws.
52. We note the third sentence of the third paragraph. Please tell us why this qualification is necessary when counsel states in the second sentence of this paragraph that it has not participated in the preparation or review of the registration statement nor expressed any opinion thereon.

Engineering Comments

General
53. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.
54. This document contains far too much detailed technical information, which tends to obscure what is important to the average investor.
* Remove all duplicative disclosure.
* Large technical sections should be summarized and totally rewritten for the general investor.
* Present information in clear, concise sections, paragraphs and sentences easily understandable to the average reader.
* Whenever possible, use short explanatory sentences and bullet lists.
* Avoid highly technical terminology.
* Use descriptive headings and subheadings.

Risk Factors, page 3
55. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.
56. We note that you include a risk factor about obtaining the use of a smelter. Focus your disclosure on things that can happen to an exploration stage company. The use of a smelter is not something an exploration stage company normally will have need of. Remove your risk factor number 14.

Directors, Executive Officers, Promoters and Control Persons, page
13
57. Summarize Mr. Heard`s biography into a couple of paragraphs.

Description of Business, page 25
58. Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).
59. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.
60. We note your disclosure about construction of a smelter facility on page 28. Remove this disclosure as it has no relevance to an exploration stage company.

61. As a general checklist, for your properties, provide the disclosures required by Industry Guide 7 (b). In particular, provide:

* The location and means of access to the property,
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
62. As a general comment, Industry Guide 7 calls for brief descriptions of your property holdings including discussions of history, geology and mineralization of your properties, and what are the present conditions of your properties. Make important factors clearly standout. Boil this entire section down to its essential elements.


*    *    *    *

      Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Michael Henderson, Staff Accountant, at
(202)
824-5551 or Sharon Virga, Senior Staff Accountant, at (202) 942-
1872
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Albert Pappas, Staff
Attorney,
at (202) 942-7914, Kathleen Krebs, Special Counsel, at (202) 942-
1990
or me at (202) 942-1990 with any other questions.




      Sincerely,


							Larry Spirgel
							Assistant Director

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Mr. Sam Hirji
Henley Ventures, Inc.
Page 13 of 13